Mail Stop 4561

November 13, 2007

By U.S. Mail and facsimile to (863) 297-8152

Mr. James J. Antal
SVP & Chief Financial Officer
CenterState Banks of Florida, Inc.
1101 First Street South, Suite 202
Winter Haven, Florida 33880

> **RE:** **CenterState Banks of Florida, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 12, 2007**
> **File No. 0-32017**

Dear Mr. Antal:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Hugh West
Accounting Branch Chief